Exhibit 99.1

Report of Independent Auditors

To the Board of Directors and Stockholders of

Hansol Inticube Co. Ltd.

Qualified Opinion

We have audited the accompanying consolidated financial statements of Hansol Inticube Co. Ltd. and its subsidiary (the “Company”), which comprise the consolidated statement of financial position as of December 31, 2025, and the related consolidated statement of comprehensive income, of changes in equity and of cash flows for the year then ended, including the related notes (collectively referred to as the “financial statement”). In our opinion, except for the effects of the matter described in the Basis for Qualified Opinion section of our report, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Qualified Opinion

As discussed in Note 1 to the consolidated financial statements, the consolidated financial statements do not include comparative figures or required transition disclosures as required by IAS 1, “Presentation of Financial Statements”, which constitutes a departure from International Financial Reporting Standards as issued by the International Accounting Standards Board.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our qualified audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern for at least, but not limited to, twelve months from the end of the reporting period, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with US GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Seoul, KOREA

May 19, 2026

Hansol Inticube Co. Ltd.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2025

	Note		December 31, 2025
			(In Korean won)
Assets
Cash and cash equivalents	5,34	₩	2,295,358,918
Short-term financial instruments	34		5,836,575
Trade and other receivables	7,34,35		11,294,243,542
Contract assets	15		3,815,286,232
Inventories, net	8		901,244,164
Current tax assets			45,540
Other current assets	9,15		4,357,182,863
Total current assets			22,669,197,834
Long-term other receivables	7,34		595,593,357
Financial assets at fair value through profit or loss	6,10,34		1,005,980,280
Property and equipment	11		1,222,485,688
Right-of-use assets	16		1,043,820,293
Intangible assets	12		3,761,304,163
Deferred tax assets	30		2,282,215,631
Other non-current assets	9		369,646,310
Total non-current assets			10,281,045,722
Total assets			32,950,243,556
Liabilities
Trade and other payables	13,34,35		9,725,481,984
Current contract liabilities	15		4,719,110,717
Current Lease liabilities	16,34,36		769,706,446
Other current non-financial liabilities	18		1,456,444,515
Other current provisions	19		432,506,512
Current tax liabilities	30		1,618,947
Total current liabilities			17,104,869,121
Defined benefit liabilities	17		854,834,500
Provision for long-term employee benefits	17		176,138,476
Contract liabilities	15		861,164,337
Non-current Lease liabilities	16,34,36		272,137,059
Other non-current provisions	19		173,497,772
Total non-current liabilities			2,337,772,144
Total liabilities			19,442,641,265
Equity
Share capital	20		6,939,760,500
Other reserves	21,32		10,436,120,041
Accumulated deficit	22		(4,346,336,892)
Equity attributable to owners of the Parent Company			13,029,543,649
Non-controlling interest	1		478,058,642
Total equity			13,507,602,291
Total liabilities and equity		₩	32,950,243,556

The accompanying notes are an integral part of these consolidated financial statements.

Hansol Inticube Co. Ltd.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Year Ended December 31, 2025

	Note		2025
			(in Korean won)
Revenues	4,23		64,818,242,303
Cost of revenues	24,31		49,281,096,476
Gross profit			15,537,145,827
Selling, general and administrative expenses	25,31		14,490,163,763
Other income	28		164,109,772
Other expenses	29		112,552,103
Operating profit			1,098,539,733
Finance income	26		132,849,548
Finance costs	27		187,577,073
Profit before income tax			1,043,812,208
Income tax expense	30		148,133,704
Profit for the year		₩	895,678,504
Other comprehensive loss
Items that will not be reclassified to income or loss:
Remeasurement of defined benefit liabilities	17,30		(344,105,471)
Total comprehensive income for the year		₩	551,573,033
Profit attributable to:
Owners of the Parent Company			794,130,344
Non‑controlling interest	1		101,548,160
Total comprehensive income attributable to:
Owners of the Parent Company			463,538,939
Non-controlling interest			88,034,094
Earnings per share
Basic earnings per share	33	₩	58
Diluted earnings per share	33		58

The accompanying notes are an integral part of these consolidated financial statements.

Hansol Inticube Co. Ltd.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Year Ended December 31, 2025

		Attributable to owners of the Parent Company
		Share capital	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total	Non- controlling interest	Total equity
		(in Korean won)
Balance at January 1, 2025		6,939,760,500	10,462,865,404	(400,825)	(4,809,875,831)	12,592,349,248	390,024,548	12,982,373,796
Remeasurement of defined benefit liabilities	₩	-	-	-	(330,591,405)	(330,591,405)	(13,514,066)	(344,105,471)
Profit for the year		-	-	-	794,130,344	794,130,344	101,548,160	895,678,504
Stock option granted		-	2,394,958	-	-	2,394,958	-	2,394,958
Stock option cancelled		-	(28,739,496)	-	-	(28,739,496)	-	(28,739,496)
Balance at December 31, 2025	₩	6,939,760,500	10,436,520,866	(400,825)	(4,346,336,892)	13,029,543,649	478,058,642	13,507,602,291

The accompanying notes are an integral part of these consolidated financial statements.

Hansol Inticube Co. Ltd.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2025

		2025
		(in Korean won)
Cash flows from operating activities
Net income for the year	₩	895,678,504
Adjustments to reconcile net income to net cash provided by operating activities		3,155,306,521
Severance Benefits		1,282,641,573
Depreciation		1,315,020,883
Amortization		246,413,748
Reversal of Inventory valuation gains		(1,499,309)
Interest expenses		187,577,073
Reversal of mileage provision		(46,153,570)
Losses on foreign currency translation		2,912,628
Losses on disposal of property and equipment		7,357,574
Long-term employee benefits		43,071,589
Provision for warranty obligations		183,250,784
Income taxes		148,133,704
Interest income		(113,054,229)
Gains on foreign currency translation		(5,467,918)
Reversal of loss provision on service contracts		(21,693,760)
Gains on disposal of property, plant and equipment		(27,064,392)
Gains on valuation of financial assets at fair value through profit or loss		(19,795,319)
Reversal of share-based payments expenses		(26,344,538)
Changes in assets and liabilities from operating activities		(1,795,689,397)
Trade receivables		(2,446,600,729)
Other receivables		(1,759,672)
Contract assets		2,438,206,617
Inventories, net		719,990,699
Other assets		(641,035,118)
Trade payables		1,801,153,623
Other payables		22,304,842
Contract liabilities		(2,091,279,532)
Other liabilities		361,081,649
Defined benefit liabilities		(1,927,751,776)
Provision for long-term employee benefits		(30,000,000)
Interest received		43,473,972
Interest paid (other than lease)		(30,880,345)
Interest paid (lease)		(52,376,533)
Income tax refund (paid)		10,485,670
Net cash inflow from operating activities		2,225,998,392
Cash flows from investing activities
Cash flows provided by investing activities		132,411,910
Decrease in Short-term financial instruments		12,600,000
Proceeds from disposal of property and equipment		49,450,310
Collection of deposites		70,361,600
Cash flows used in investing activities		(436,171,931)
Increase in Short-term financial instruments		(5,970,000)
Purchase of property and equipment		(280,684,528)
Purchase of intangible assets		(49,155,803)
Increase in deposites		(20,361,600)
Acquisition of financial assets at fair value through profit or loss		(80,000,000)
Net cash outflow from investing activities		(303,760,021)
Cash flows from financing activities
Cash flows provided by financing activities		10,572,600,441
Increase in Short-term borrowings		10,572,600,441
Cash flows used in financing activities		(12,493,017,757)
Decrease in Short-term borrowings		(11,650,896,200)
Repayment of lease liabilities		(842,121,557)
Net cash outflow from financing activities		(1,920,417,316)
Net increase in cash and cash equivalents		1,821,055
Cash and cash equivalents at beginning of the year		2,293,537,863
Cash and cash equivalents at end of the year	₩	2,295,358,918

The accompanying notes are an integral part of these consolidated financial statements.

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Information

A.	Company overview

Hansol Inticube Co., Ltd. (the “Parent Company”) was incorporated on December 15, 2003, as a result of the spin-off of the business divisions of Locus Co., Ltd., the enterprise communications and wireless internet businesses. In accordance with applicable laws and regulations, the Parent Company applied for re-registration of its shares with the Korea Securities Dealers Association on December 24, 2003, and trading of its shares on the KOSDAQ market resumed on January 8, 2004. On June 27, 2008, the Parent Company changed its corporate name from Inticube Co., Ltd. to Hansol Inticube Co., Ltd.

The Parent Company’s paid-in capital is Korean Won 6,939,761 thousand and major shareholders and their respective percentage of ownership as of December 31, 2025 are as follows:

	December 31, 2025
	Number of shares	Ownership (%)
Hansol Holdings Co., Ltd.	4,719,037	34.00%
Cho Hyun Seung	356,526	2.57%
Lee Mi Sung	788,525	5.68%
Employee Stock Ownership Association	64,456	0.46%
Treasury shares	217,045	1.56%
Others	7,733,932	55.72%
Total	13,879,521	100.00%

On March 10, 2026, the Group was acquired by the Playverse Co., Ltd. (“Playverse”). The purpose of these financial statements is to meet the reporting requirements of Rule 3-05 of Regulation S-X of the Securities and Exchange Commission (SEC). As a result, these financial statements do not include comparative figures, which constitutes a departure from International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

B.	Consolidated subsidiaries

Details of the consolidated subsidiaries as of December 31, 2025 are as follows:

Subsidiary	Location	Percentage of ownership (%)	Main business	Incorporation Year	Fiscal year end
STICKUS CORPORATION	Seoul	60.08%	Manufacture of pet food and pet healthcare services	2019	December

Condensed financial information of the subsidiaries as of and for the year ended December 31, 2025 is as follows:

		December 31, 2025
		(In thousands of Korean Won)
Subsidiary		Total assets	Total liabilities	Revenues	Profit for the year	Total comprehensive profit for the year
STICKUS CORPORATION	₩	2,083,672	1,005,232	4,567,430	256,856	223,006

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The percentage of ownership held by the non-controlling interests in the subsidiaries as of December 31, 2025 and the subsidiaries’ results of operations attributable to the non-controlling interests are as follows.

STICKUS CORPORATION
(In thousands of Korean Won)
Ownership percentage of non-controlling interests	39.92%
Beginning balance of non-controlling interests	390,025
Actuarial gains and losses attributable to non-controlling interests	(13,514)
Profit attributable to non-controlling interests	101548
Ending balance of non-controlling interests	478,059

2. Basis of Accounting

The followings are material accounting policies applied on the consolidated financial statements. Unless mentioned otherwise, these policies are consistent throughout the accounting periods denoted.

2.1 New and amended standards or interpretations adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2025.

IAS 21 The Effects of Changes in Foreign Exchange Rates – Lack of Exchangeability

The amendments that require exchangeability of two currencies should be assessed in order to clarify reporting of foreign currency transactions in the absence of normal-functioning foreign exchange market. The amendments also require applicable spot exchange rate should be determined when the assessment indicates two currencies lack exchangeability. The amendments are effective for annual reporting periods beginning on or after January 1, 2025, with early application permitted. The amendments do not have a significant impact on the financial statements.

IFRS 17 Insurance Contracts

If the estimation techniques applied to the input variables used in the measurement of insurance contracts differ from the estimation methodologies principally required under applicable insurance laws and regulations, the Group discloses the nature of such differences and their effects on the financial statements to the extent that such information is considered relevant and material to users of the financial statements.

2.2 new and amended standards or interpretations not yet adopted by the Group

The following new accounting standards and interpretations that have been published are not mandatory for December 31, 2025 reporting periods and have not been early adopted by the Group.

IFRS 9 Financial Instruments - IFRS 7 Financial Instruments: Disclosures – Classification and Measurement of Financial Instruments

The amendments clarify that a financial liability is derecognized on the ‘settlement date’ and introduce an accounting policy choice to derecognise financial liabilities settled using an electronic payment system before the settlement date. Other clarifications include the classification of financial assets with ESG linked features via additional guidance on the assessment of contingent features. Clarifications have been made to non-recourse loans and contractually linked instruments. Additional disclosures are introduced for financial instruments with contingent features and equity instruments

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

classified at fair value through OCI. The amendments should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted, with an option to early adopt the amendments for contingent features only. The Group does not expect that these amendments have a significant impact on the financial statements.

Annual Improvements to IFRS Accounting Standards – Volume 11

The amendments are annual improvements to the following standards:

-	IFRS 1 First-time adoption of International Financial Reporting Standards;

-	IFRS 7 Financial instruments: Disclosures;

-	IFRS 9 Financial instruments;

-	IFRS 10 Consolidated financial statements; and

-	IAS 7 Statement of cash flows

The new standard should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The Group is in review for the impact of this new standard on the financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements

Items in the statement of profit or loss will need to be classified into one of five categories: operating, investing, financing, income taxes and discontinued operations. IFRS 18 requires the Group to present specified totals and subtotals: ‘Operating profit or loss’, ‘Profit or loss’ and ‘Profit or loss before financing and income taxes’. Information related to management-defined performance measures should be disclosed. IFRS 18 also provides enhanced guidance on the principles of aggregation and disaggregation which focus on grouping items based on their shared characteristics. The new standard should be applied for annual periods beginning on or after January 1, 2027, and earlier application is permitted. The Group is in review for the impact of this new standard on the financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements replaces IAS 1 Presentation of Financial Statements. The new presentation requirements introduced by IFRS 18 are expected to enhance comparability of financial performance among peer entities, particularly with respect to the definition and presentation of operating profit or loss. In addition, the disclosure requirements related to management‑defined performance measures are expected to improve transparency. The standard is effective for annual periods beginning on or after January 1, 2027, with early adoption permitted. In accordance with the retrospective application requirements of the standard, comparative information for the year ended December 31, 2026 will be restated to conform IFRS 18.

The Group has not yet adopted IFRS 18 and is currently assessing the potential impact of the application of the standard on its consolidated financial statements. The Group is developing an implementation plan and is preparing, as scheduled, to present its first interim financial statements under IFRS 18 for the period ending March 31, 2027, and its first annual financial statements under the standard for the year ending December 31, 2027.

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.3 Accounting policies

(1)	Basis of consolidation

The Group prepares its consolidated financial statements in accordance with IFRS 10, Consolidated Financial Statements.

1)	Subsidiaries

Subsidiaries are all entities over which the Parent Company has control. The Group controls the corresponding investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of a subsidiary begins from the date the Group obtains control of a subsidiary and ceases when the Group loses control of the subsidiary.

2)	Non-controlling interests

Non-controlling interests are measured initially at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

3)	Loss of control

When the Group loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related non-controlling interests and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

4)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses (except for foreign currency transaction gains or losses) arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(2)	Revenue recognition

1)	Product revenue

The Group recognizes the revenue at the point in time when the significant risks and rewards of ownership of goods are transferred to the customer.

2)	Service revenue

The Group recognizes the service revenue over the time, typically over the period that the services are performed.

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3)	Construction revenue

The Group recognizes the construction revenue over time as the Group’s activities that involve development tailored to customer specifications result in the creation of, or an enhancement to, assets that the customer controls as the service is performed.

Construction revenue is recognized over time using an input method based on costs incurred, that is, in proportion to the costs incurred to date relative to total estimated contract costs. Management believes that the use of the input method appropriately estimates the Group’s measure of progress in satisfying its performance obligations under IFRS 15 Revenue from Contracts with Customers.

When the outcome of the construction revenue can be estimated reliably, the Group recognizes contract revenue and contract costs, respectively, as revenue and expenses by using the measure of progress at the end of the reporting period. The progress is measured as the ratio of cumulative contract costs incurred to date for work performed to estimated total contract costs, excluding contract costs that do not reflect the stage of completion.

Contract modifications, claims, and incentive payments are included in construction revenue when the amounts can be measured reliably and it is probable that the related consideration will be collected.

(3)	Foreign currency translation

These consolidated financial statements are presented in the currency of the primary economic environment in which the Group operates (the “functional currency”). The Group’s financial performance and financial position are presented in Korean won, which is the Parent Company’s functional and presentation currency.

Transactions in foreign currencies are translated into the respective functional currencies of Company companies at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non- monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.

(4)	Employee benefits

Obligations for contributions to defined contribution plans are expensed as the related service is provided.

The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. Remeasurements of the net defined benefit liability recognized in the consolidated statement of comprehensive income are recognized immediately in retained earnings and are not subsequently reclassified to profit or loss subsequently. Past service costs are recognized as profit or loss for the year and the net interest expense (income) on the net defined benefit liability (asset) for the period is determined by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then- net defined benefit liability (asset). The components of defined benefit cost consist of service cost (comprising current service cost, past service cost, and gains or losses from settlements), net interest expense (income), and remeasurements of the net defined benefit liability.

Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss. Remeasurement components are recognized in other comprehensive income. Gains or losses on curtailments of the plan are recognized as past service cost.

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Group presents the actual underfunded or overfunded status of the defined benefit plans in the consolidated financial statements. When the calculation results in a potential asset for the Group, the recognized asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan.

A liability for termination benefits is recognized at the earlier of the date when the Group can no longer withdraw the offer of termination benefits or the date when the Group recognizes costs related to a restructuring that involves the payment of termination benefits.

Discretionary contributions made by employees or third parties reduce service cost upon payment of these contributions to the plan. When the formal terms of a plan specify contributions from employees or third parties, the accounting for such contributions depends on whether the contributions are linked to the provision of service.

If contributions are not linked to the service (for example, contributions paid to reduce a deficit resulting from losses on plan assets or actuarial losses), such contributions affect the remeasurement of the net defined benefit liability (asset).

If contributions are linked to the service, such contributions reduce service cost. For contributions whose amounts vary based on years of service, the Group allocates the contributions over the service period in accordance with the attribution method required by paragraph 70 of IAS 19 Employee Benefits based on total remuneration. Conversely, for contributions whose amounts are independent of years of service, the Group recognizes such contributions as a reduction of service cost in the period in which the related service is rendered.

(5)	Share-based payments

Equity-settled share-based payments granted to employees and employee-equivalent service providers are estimated at fair value of equity instruments at the grant date.

The grant-date fair value of equity-settled share-based payment arrangements granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The number of equity instruments expected to vest is remeasured at the end of the reporting period, with any changes from the original remeasurement recognized in profit or loss for the year and equity.

Equity-settled share-based payments granted to non-employee counterparties are measured at the fair value of the goods or services received. If the fair value of the goods or services received cannot be estimated reliably, the goods or services are measured based on the fair value of the equity instruments granted, determined at the date the goods or services are received.

For cash-settled share-based payments, the liability for goods or services received is initially recognized at fair value. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share-based payment arrangements. Any changes in the liability are recognized in profit or loss.

(6)	Income tax expense

Income tax expense for the period consists of current and deferred tax.

1)	Current income tax

Income taxes are calculated based on the Group’s taxable income for the year. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit. The amount of current tax payable is measured using tax rates enacted or substantively enacted at the reporting date.

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2)	Deferred income tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group recognizes that a deferred tax liability for all taxable temporary differences. Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses. However, deferred tax is not recognized for:

●	taxable temporary differences arising on the initial recognition of goodwill;

●	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; and

●	temporary differences related to investments in subsidiary, associates and joint arrangements to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

3)	Recognition of current and deferred tax

It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income. Income tax effects arising from a business combination are included as part of the accounting for the business combination.

(7)	Property and equipment

Items of property and equipment are measured at cost, which includes capitalized borrowing costs, less government grants, accumulated depreciation, and any accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items, including costs incurred to bring the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, as well as the initial estimate of costs expected to be incurred to dismantle and remove the asset and to restore the site on which it is located.

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Group. The carrying amount of the replaced parts are derecognized and the repairs and maintenance expenses are recognized in profit or loss in the period they are incurred.

Depreciation is calculated to write off the cost of items of property and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is generally recognized in profit or loss. Land is not depreciated.

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The estimated useful lives of property and equipment for current and comparative periods are as follows:

Building	20 ~ 30 years
Machinery	5 ~ 6 years
Vehicles	4 ~ 5 years
Furniture and fixtures	4 years
Office equipment	4 ~ 5 years
Leasehold improvements	2 years

If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property and equipment. Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate. The depreciation method, residual values and useful lives of property and equipment are reviewed and adjusted at each financial year-end, if appropriate, accounted for as changes in accounting estimates.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal, and the carrying amount is removed from the consolidated statement of financial position. Any gain or loss arising from derecognition is determined as the difference between the net disposal proceeds and the carrying amount of the asset and is recognized in profit or loss at the time the asset is derecognized.

(8)	Leases

1)	Definition of a lease

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

2)	As a lessee

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, for the leases of property the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

●	fixed payments, including in-substance fixed payments;

●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

●	amounts expected to be payable under a residual value guarantee;

●	the exercise price under a purchase option that the Group is reasonably certain to exercise; and

●	lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets (leases for which the underlying asset is valued at USD 5,000 or less) and short-term leases (leases that have a lease term of 12 months or less at the commencement date), including IT equipment. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

3)	As a lessor

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease. To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other income’. The Group applies another systematic basis if that basis is more representative of the pattern in which benefit from the use of the underlying asset is diminished.

The Group capitalizes initial direct costs incurred in negotiating and arranging operating leases as part of the carrying amount of the underlying asset and recognizes such costs as an expense over the lease term on the same basis as lease income.

If an arrangement contains lease and non-lease components, then the Group applies IFRS 15 to allocate the consideration in the contract.

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(9)	Intangible assets and goodwill

1)	Separately acquired intangible assets

Separately acquired intangible assets with finite useful lives are recorded at cost less accumulated amortization and accumulated impairment losses. Such intangible assets are amortized on a straight-line basis over their estimated useful lives. The estimated useful lives and amortization methods of intangible assets are reviewed at the end of each reporting period, and any changes deemed appropriate are accounted for as changes in accounting estimates.

2)	Internally generated intangible assets – Research and development cost

Expenditures on research activities are expensed as incurred.

Expenditures related to development activities (or the development phase of internal projects) are recognized as intangible assets only when the results of the development plan are intended to result in the development of a new product or a substantial improvement in functionality, and when the Group can demonstrate the technical and commercial feasibility of completing the development, as well as the ability to reliably measure the expenditures attributable to the development.

The cost of internally generated intangible assets comprises the aggregate of expenditures incurred from the date when the intangible asset first meets the recognition criteria described above. Development costs that do not meet the criteria for recognition as internally generated intangible assets are expensed as incurred.

Subsequent to initial recognition, internally generated intangible assets are carried at cost less accumulated amortization and accumulated impairment losses.

3)	Derecognition

An intangible asset is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising from the derecognition of an intangible asset is determined as the difference between the net disposal proceeds and the carrying amount of the asset, and is recognized in profit or loss in the period in which the intangible asset is derecognized.

4)	Useful life

Amortization is calculated using the straight-line method to allocate the cost or revalued amounts of the assets, net of their residual values, over their estimated useful lives as follows:

Software	5 years
Other intangible assets	5 years

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(10)	Impairment of non-financial assets other than goodwill

At each reporting date, the Group reviews the carrying amounts of its non-financial assets other than goodwill to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The Group estimates the recoverable amount of each individual asset. When it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. Corporate assets are allocated to individual CGUs on a reasonable and consistent basis. When corporate assets cannot be allocated to individual CGUs, they are allocated to the smallest group of CGUs to which a reasonable and consistent allocation can be made.

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, irrespective of whether there is any indication of impairment.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. When the recoverable amount of an asset (or CGU) is less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. The impairment loss is recognized in profit or loss for the period.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

When a previously recognized impairment loss is reversed, the carrying amount of the individual asset (or CGU) is increased to the revised recoverable amount or to the carrying amount that would have been determined (net of amortization) had no impairment loss been recognized in prior periods, whichever is lower. The reversal of the impairment loss is recognized immediately in profit or loss for the period.

(11)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out allocation method, and includes expenditures incurred in acquiring the inventories, production or conversion cost and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses.

Cost of sales is recognized at the carrying amount of inventories in the period in which the related revenue from the sale of such inventories is recognized. Inventory write-downs to net realizable value and inventory obsolescence losses are recognized as expenses in the period in which they are incurred. Reversals of inventory write-downs resulting from an increase in net realizable value are recognized as a reduction of cost of sales in the period in which the reversal occurs.

(12)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

If it is expected that some or all of the expenditure required to settle a provision will be reimbursed by a third party, the Group recognizes the reimbursement as an asset when it is virtually certain that reimbursement will be received upon settlement of the obligation and the amount can be measured reliably.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(13)	Financial assets

1)	Classification

The Group classifies its financial assets in the following measurement categories:

●	those to be measured at fair value through profit or loss;

●	those to be measured at fair value through other comprehensive income; and

●	those to be measured at amortized cost.

The classification depends on the Group’s business model for managing financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Group reclassifies debt investments when, and only when its business model for managing those assets changes.

For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of the investments in equity instruments that are not accounted for as other comprehensive income are recognized in profit or loss.

2)	Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

①	Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. The Group classifies its debt instruments into one of the following three measurement categories:

-	Amortized cost

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method.

-	Fair value through other comprehensive income:

Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

impairment loss (reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘other non-operating income or expenses’, and impairment losses are presented in ‘other non-operating expenses’.

-	Fair value through profit or loss

Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the consolidated statement of comprehensive income within ‘finance income and costs’ in the year in which it arises.

②	Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments, which held for long-term investment or strategic purpose, in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividend income from such investments continue to be recognized in profit or loss as ‘finance income’ when the right to receive payments is established.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘finance income and costs’ in the consolidated statement of comprehensive income as applicable. Impairment loss (reversal of impairment loss) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.

3)	Impairment

The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables and lease receivables, the Group applies the simplified approach, which requires expected lifetime losses to be recognized from initial recognition of the receivables

4)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received. The Group classifies the financial liability as ‘borrowings’ in the consolidated statement of financial position.

5)	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(14)	Financial liabilities

1)	Classification and measurement

The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated hedging instruments and an embedded derivative that is separated are also classified as held for trading.

The Group classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and present as ‘trade and other payables’ and ‘other financial liabilities’ in the consolidated statement of financial position.

Preferred shares that require mandatory redemption at a particular date are classified as liabilities. Interest expenses on these preferred shares using the effective interest method are recognized in the consolidated statement of comprehensive income as ‘finance costs’, together with interest expenses recognized from other financial liabilities.

2)	Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any noncash assets transferred or liabilities assumed) is recognized in profit or loss.

(15)	Fair value measurement

‘Fair value’ is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which the Group has access at that date. In estimating the fair value of assets or liabilities, the Group considers the characteristics of the asset or liability that market participants would take into account when pricing the asset or liability at the measurement date. Except for measurements that are similar to fair value but are not fair value, such as share-based payment transactions within the scope of IFRS 2 Share-based Payment, lease transactions within the scope of IAS 17 Leases, net realizable value of inventories under IAS 2 Inventories, and value in use under IAS 36 Impairment of Assets, fair value measurements or disclosures are determined in accordance with the principles described above.

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

●	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

●	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(16)	Approval of the financial statements

The consolidated financial statements of the Group was initially approved by the Board of Directors on January 26, 2026, which is subject to change with approval at the annual shareholders’ meeting.

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Critical accounting estimates and assumptions

The preparation of financial statements requires the Group to make estimates and assumptions concerning the future. Management also needs to exercise judgement in applying the Group’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. Additional information of significant judgement and assumptions of certain items are included in relevant notes.

(1)	Revenue recognition

Revenue from construction contracts is recognized over time using the percentage‑of‑completion method. The stage of completion is determined based on the proportion of actual cumulative contract costs incurred to date relative to the estimated total contract costs for each contract. Total contract revenue is initially measured based on the contract price agreed with the customer; however, contract revenue may increase as a result of approved variations and incentive payments, or decrease due to liquidated damages incurred when completion is delayed for reasons attributable to the Group. Accordingly, the measurement of contract revenue is subject to various uncertainties related to the outcomes of future events. Contract revenue is included only to the extent that it is highly probable that the customer will approve variations and the related amount of revenue, or that the Group will satisfy the performance criteria for incentive payments, and the amount can be measured reliably. The amount of construction revenue recognized is affected by the stage of completion measured based on actual cumulative contract costs incurred, and estimated total contract costs are determined based on future expectations regarding material costs, labor costs, construction periods, and other relevant factors.

(2)	Income taxes

The taxable income generated from the Group’s operations are subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain (Note 30).

(3)	Net defined benefit liabilities (assets)

The present value of net defined benefit liabilities (assets) depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 17).

4. Segment Information

A.	Types of products and services from which the reportable segment derives its revenue

The Group’s management determines operating segments based on information reported to the chief operating decision maker for the purpose of allocating resources and assessing segment performance. The Group’s operating segments consist of the AI-based Digital Contact Center segment and the Pet Healthcare segment.

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In accordance with IFRS 8, the reportable segments of the Group are as follows:

Classification	AI-based Digital Contact Center	Pet Healthcare Segment
Services provided	CRM solutions, SMS and MMS infrastructure development and operation services	Pet food manufacturing and sales
Major customers	Banks and financial institutions, general corporations, wired and wireless telecommunications operators	General consumers
Sales channels	RFP and public bidding	Websites and social commerce

B.	Segment revenue and operating results

The revenue and operating profit (loss) by reportable segments for the year ended December 31, 2025 are as follows:

		December 31, 2025
		AI-based Digital Contact Center	Pet Healthcare Segment	Intersegment	Total
		(In thousands of Korean won)
Revenue	₩	60,250,812	4,567,430	-	64,818,242
Depreciation		1,007,447	304,416	3,158	1,315,021
Amortization of intangible assets		243,661	2,753	-	246,414
Operating profit (loss)	₩	786,977	263,163	(3,158)	1,046,982

C.	Segment assets and liabilities

The assets and liabilities by reportable segments as of December 31, 2025 are as follows:

		December 31, 2025
		AI-based Digital Contact Center	Pet Healthcare Segment	Adjustments	Total
		(In thousands of Korean won)
Total assets	₩	31,862,422	2,083,672	(995,850)	32,950,244
Non-current assets (*)		7,130,946	261,619	(995,309)	6,397,256
Total liabilities	₩	18,437,410	1,005,231	-	19,442,641

(*)	Non-current assets exclude financial assets, deferred tax assets, net defined benefit assets, and contract assets.

D.	Information about geographical areas

The Group operates only in the domestic market. Accordingly, all major non-current assets related to operations are located in Korea.

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

E.	Information about major customers

Information about external customers accounting for 10% or more of the Group’s revenue for the year ended December 31, 2025 is as follows:

		December 31, 2025
		(In thousands of Korean won)
Customer A	₩	14,567,098
Customer B		10,717,103
Customer C	₩	9,166,524

5. Cash and Cash Equivalents and Short-term financial instruments

Details of cash and cash equivalents and short-term financial instruments as of December 31, 2025 are as follows:

		December 31, 2025
		(In thousands of Korean won)
Deposit in banks	₩	2,295,359
Short-term financial instruments		5,837
Total	₩	2,301,196

6. Restricted financial assets

Details of restricted financial assets as of December 31, 2025 are as follows:

			December 31, 2025
Account	Description		(In thousands of Korean won)
Financial assets at fair value through profit or loss	Pledge provided in connection with project performance guarantees and others (*)	₩	625,980

(*)	The entire investment contribution is provided as collateral. (See Notes 10 and 37)

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Trade and other receivables

A.	Details of trade and other receivables

Details of trade and other receivables as of December 31, 2025 are as follows:

		December 31, 2025
		Current	Non-Current
		(In thousands of Korean won)
Trade receivables	₩	11,323,305	-
Less: Allowance for doubtful accounts		(33,000)	-
Subtotal: Trade receivables		11,290,305	-
Other receivables		3,634	-
Accrued income		305	-
Guarantee deposits		-	627,587
Less: Present value discount		-	(31,994)
Subtotal: Guarantee deposits		-	595,593
Total	₩	11,294,244	595,593

B.	Credit risk and allowance for doubtful accounts

The above trade receivables and other receivables are measured at amortized cost.

The average credit period for sales is 90 days. However, receivables that are expected to be collected after 90 days due to contractual terms are not considered past due. The Group applies the simplified approach to recognize lifetime expected credit losses for trade receivables. Expected credit losses are measured by grouping receivables based on shared credit risk characteristics and days past due, using historical credit loss experience.

As of December 31, 2025, receivables from LG Uplus Corp. amount to Korean won 4,705,651 thousand, representing 41.56% of total trade receivables. Other customers accounting for more than 5% of total trade receivables include KT Corp. and SK Broadband Co., Ltd.

i.	There are no past-due but not impaired trade receivables as of December 31, 2025.

ii.	The aging analysis of impaired trade receivables and other receivables as of December 31, 2025 is as follows:

		Over one year
		December 31, 2025
		(In thousands of Korean won)
Trade receivables	₩	33,000
Less: Allowance for doubtful accounts		(33,000)
Total	₩	-

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

iii.	There were no changes in the allowance for doubtful accounts for trade receivables and other receivables during the year ended December 31, 2025 (Korean won 33,000 thousand).

iv.	In assessing the recoverability of trade receivables, the Group considers changes in credit quality from the date of initial recognition to the end of the reporting period. As the Group has a large number of customers with no significant interrelationships, concentration of credit risk is limited. The recognized impairment loss represents the difference between the carrying amount and the recoverable amount of receivables deemed unlikely to be collected, based on past experience and credit evaluations.

8. Inventories

Details of inventories as of December 31, 2025 are as follows:

		December 31, 2025
		Cost	Allowance for valuation (*1), (*2)	Carrying Amount
		(In thousands of Korean won)
Raw materials	₩	517,618	(21,964)	495,654
Merchandise		322,796	-	322,796
Finished goods		82,794	-	82,794
Goods in transit		-	-	-
Total	₩	923,208	(21,964)	901,244

(*1)	For the year ended December 31, 2025, the Group disposed of inventories amounting to Korean won 942,718 thousand for which full impairment losses had been recognized in prior periods.
(*2)	For the year ended December 31, 2025, the Group recognized a reversal of inventory write-downs to net realizable value amounting to Korean won 1,499 thousand, which is included in cost of sales.

9. Other Assets

Details of other assets as of December 31, 2025 are as follows:

		December 31, 2025
		Current	Non-Current
		(In thousands of Korean won)
Prepayments	₩	77,439	-
Prepaid expenses (*)		4,279,744	369,646
Total	₩	4,357,183	369,646

(*)	Prepaid expenses include costs to fulfill contracts related to projects. (see Note 15).

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Financial assets at fair value through profit or loss

A.	Financial assets at FVTPL

Details of financial assets measured at fair value through profit or loss as of December 31, 2025 are as follows:

December 31, 2025
(In thousands of Korean won)
Membership contributions	₩	1,005,980

B.	Details of financial assets at FVTPL

Details of financial assets measured at fair value through profit or loss as of December 31, 2025 are as follows:

	December 31, 2025
	Ownership (%)		Acquisition cost	Carrying amount
	(In thousands of Korean won)
Korea Information and Communications Mutual Aid Association (*1)	0.01	₩	15,565	32,195
Software Mutual Aid Association (*1)	0.09		437,715	593,785
Dandi Hamo Startup Investment Fund No. 1 (*2)	3.00		300,000	300,000
Busan Regional Innovation TIPS Fund No. 1	0.01		80,000	80,000
Total		₩	833,280	1,005,980

(*1)	The full amount of the membership contributions has been pledged as collateral (see Notes 6 and 37).
(*2)	The Group determined that cost may be an appropriate estimate of fair value for these equity instruments in accordance with the “Fair Value Measurement Guidelines for Unlisted Shares.”

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Property and equipment

A.	Details of property, plant and equipment

Details of the carrying amounts of property, plant and equipment as of December 31, 2025 are as follows:

		December 31, 2025
		Acquisition Cost	Accumulated Depreciation	Accumulated impairment loss	Carrying amount
		(In thousands of Korean won)
Land	₩	27,191	-	-	27,191
Buildings		1,219,525	(628,827)	-	590,698
Machinery		893,478	(739,214)	(22,829)	131,435
Facilities		205,353	(167,857)	-	37,496
Vehicles		61,444	(42,434)	-	19,010
Furniture and fixtures		3,603,690	(3,172,379)	(14,655)	416,656
Leasehold improvements		161,154	(161,154)	-	-
Total	₩	6,171,835	(4,911,865)	(37,484)	1,222,486

B.	Changes in property, plant and equipment

Changes in the carrying amounts of property, plant and equipment for the year ended December 31, 2025 are as follows:

		2025
		Beginning	Additions	Disposals	Depreciation	Ending balance
		(In thousands of Korean won)
Land	₩	27,191	-	-	-	27,191
Buildings		631,352	-	-	(40,654)	590,698
Machinery		220,190	40,549	(10,200)	(119,104)	131,435
Facilities		78,567	-	-	(41,071)	37,496
Vehicles		25,439	-	-	(6,429)	19,010
Furniture and fixtures		391,659	252,260	(19,544)	(207,719)	416,656
Total	₩	1,374,398	292,809	(29,744)	(414,977)	1,222,486

Depreciation expense of Korean won 544,465 thousand is included in selling and administrative expenses and includes depreciation of right-of-use assets (see Note 31).

C.	Assets Pledged as Collateral

As of December 31, 2025, none of the above property, plant and equipment has been pledged as collateral.

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Intangible assets

A.	Details of intangible assets

Details of the carrying amounts of intangible assets as of December 31, 2025 are as follows:

		December 31, 2025
		Cost	Accumulated amortization	Accumulated impairment Loss	Carrying amount
		(In thousands of Korean won)
Goodwill	₩	5,344,787	-	(2,606,030)	2,738,757
Industrial property rights		71,643	(71,643)	-	-
Software		960,555	(958,440)	-	2,115
Membership rights		537,535	-	-	537,535
Other intangible assets		3,750,935	(3,268,038)	-	482,897
Total	₩	10,665,455	(4,298,121)	(2,606,030)	3,761,304

B.	Changes in intangible assets

Changes in the carrying amounts of intangible assets for the year ended December 31, 2025 is as follows:

		2025
		Beginning Balance	Additions	Amortization	Ending Balance
		(In thousands of Korean won)
Goodwill (*1)	₩	2,738,757	-	-	2,738,757
Industrial property rights		2,753	-	(2,753)	-
Software		4,335	-	(2,220)	2,115
Membership rights		537,535	-	-	537,535
Other intangible assets		619,192	105,146	(241,441)	482,897
Total	₩	3,902,572	105,146	(246,414)	3,761,304

(*1)	The Group performed impairment tests for the year ended December 31, 2025, and no impairment loss was recognized as the carrying amount did not exceed the recoverable amount.
(*2)	Amortization expense of Korean won 231,757 thousand is included in selling and administrative expenses (see Note 31).

C.	Impairment Test of Goodwill

During the year ended December 31, 2025, the Group identified each subsidiary as a separate cash-generating unit and performed an impairment test. The recoverable amount of the cash-generating unit was determined based on value in use, which was calculated using estimated future cash flows derived from management’s business plans. The revenue growth rate, terminal growth rate and post-tax discount rate used for the significant cash-generating unit are as follows:

	Revenue Growth Rate	Terminal Growth Rate	Post-tax Discount Rate
Stickers Corporation Co., Ltd.	11.1% ~ 38.8%	1.00%	9.94%

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Sensitivity analysis of value in use to changes in key assumptions is as follows:

	Change in Assumption	Increase in Assumption	Decrease in Assumption
	(In thousands of Korean won)
Discount rate	1.00%	(579,969)	726,099
Long-term growth rate	1.00%	788,835	(630,079)
Revenue growth rate	1.00%	664,575	(657,412)

D.	Impairment Test of Membership Rights

Membership rights are intangible assets with indefinite useful lives and are not amortized. Instead, they are tested for impairment annually, irrespective of whether there is any indication of impairment. No impairment loss was recognized for the year ended December 31, 2025.

13. Trade and other payables

Details of trade and other payables as of December 31, 2025 are as follows:

		December 31, 2025
		(In thousands of Korean won)
Trade payables	₩	6,422,262
Other payables		790,271
Accrued expenses		2,512,949
Total	₩	9,725,482

14. Short-term borrowings

A.	Details of short-term borrowings

Details of short-term borrowings as of December 31, 2025 are as follows:

December 31, 2025
(In thousands of Korean won)
Supplier finance liabilities	₩	-

(*)	Supplier finance liabilities are short-term in nature, and their carrying amounts are considered to approximate their fair values.

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

B.	Supplier finance arrangement liabilities

The Group has entered into supplier finance arrangements with financial institutions and renews the contractual terms annually. Under these arrangements, the financial institutions obtain rights to certain trade receivables from suppliers. The arrangements modify the payment terms as follows, while all other terms remain consistent with those of trade payables to the respective suppliers.

December 31, 2025
Supplier finance liabilities	180 days from invoice issuance
Trade payables not part of supplier finance arrangements (same business)	30 days from invoice issuance

The terms of the supplier finance arrangements entered into by the Group with financial institutions as of December 31, 2025 are as follows:

Financial Institution	Contract Type	Maturity	Credit Limit		Amount Drawn	Interest Rate
Shinhan Bank	USANCE	2026-05-15	USD	3,000,000	-	-

15. Contract Assets and Contract Liabilities

A.	Details of contract assets and liabilities

Details of contract assets and contract liabilities as of December 31, 2025 are as follows:

			December 31, 2025
			Contract Assets			Contract Liabilities
Segment	Category		Current	Non-current	Total	Current	Non-current	Total
			(In thousands of Korean won)
AI-based Digital Contact Center	Construction-type contracts	₩	2,542,405	-	2,542,405	1,822,846	-	1,822,846
AI-based Digital Contact Center	Maintenance and others		1,272,881	-	1,272,881	2,839,735	794,733	3,634,468
Subtotal			3,815,286	-	3,815,286	4,662,581	794,733	5,457,314
Pet Healthcare Business	Content services		-	-	-	56,529	66,432	122,961
Total		₩	3,815,286	-	3,815,286	4,719,110	861,165	5,580,275

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

B.	Changes in estimates for contracts in progress

For contracts in progress to which the cost-based input method is applied for revenue recognition over time, changes in estimates of total contract revenue and total contract costs during the year ended December 31, 2025, and the effects of such changes on profit or loss for the year ended December 31, 2025 are as follows:

	Change in Estimated Total Contract	2025		Change in Estimated Total Contract
	Revenue	Current	Future	Cost
	(In thousands of Korean won)
AI-based Digital Contact Center	(65,729)	318,703	4,387	(388,819)

C.	Major contracts in progress

Contracts in progress to which the cost-based input method is applied for revenue recognition over time and whose contract amounts exceed 5% of revenue for the prior period are as follows:

	2025
	Contract Amount	Contract Date	Project Period	Progress (%)	Contract Assets	Trade Receivables
	(In thousands of Korean won)
Mirae Asset Securities / IPT and IPCC reconstruction	6,117,500	2024-07-01	2024-07-01 ~ 2025-09-30	100	-	-
Shinhan Financial Plus / TM Center integration	8,041,588	2025-01-02	2025-01-02 ~ 2026-06-30	76	862,268	1,491,341
NS Home Shopping / AICC enhancement	2,875,001	2024-09-09	2024-09-09 ~ 2025-07-31	100	-	-
S-1 Corporation / IPCC enhancement	2,590,620	2025-04-07	2025-04-07 ~ 2025-11-28	100	-	2,668,710

D.	Revenue recognized from contract liabilities

Revenue recognized for the year ended December 31, 2025 that was included in the contract liability balance at the beginning of the period is as follows:

		December 31, 2025
		(In thousands of Korean won)
Construction-type contracts	₩	2,669,399
Maintenance and others		2,908,593

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

E.	Contract fulfillment costs recognized as assets

In addition to the contract balances disclosed above, the Group has recognized assets for costs incurred to fulfill project contracts. These are presented as other assets in the statement of financial position.

December 31, 2025
(In thousands of Korean won)
Contract fulfillment costs recognized as assets (*)	₩	4,555,213

(*)	The above contract fulfillment costs represent only the costs directly attributable to the Group’s subscription-based projects, which have been classified from prepaid expenses.

F.	Remaining performance obligations

The following represents the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied as of December 31, 2025 for long-term contracts with fixed prices:

December 31, 2025
(In thousands of Korean won)
Transaction price allocated to remaining performance obligations	₩	19,909,003

All other long-term service contracts have original expected durations of one year or less and are billed based on time incurred. In accordance with the practical expedient in IFRS 15, the transaction price allocated to the remaining performance obligations for such contracts has not been disclosed.

16. Leases

A.	Lease amounts recognized

Amounts recognized in the statement of financial position in relation to leases as of December 31, 2025 are as follows:

		December 31, 2025
		(In thousands of Korean won)
Right-of-use assets:
Buildings	₩	989,956
Vehicles		53,864
Total		1,043,820
Lease liabilities:
Current		769,707
Non-current		272,137
Total	₩	1,041,844

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

B.	Changes in right-of-use assets

Changes in right-of-use assets for the year ended December 31, 2025 are as follows:

		2025
		Beginning balance	Additions	Depreciation	Ending balance
		(In thousands of Korean won)
Buildings	₩	417,064	1,437,287	(864,395)	989,956
Vehicles		65,409	24,104	(35,649)	53,864
Total	₩	482,473	1,461,391	(900,044)	1,043,820

C.	Changes in lease liabilities

Changes in lease liabilities for the year ended December 31, 2025 are as follows:

		2025
		Beginning balance	Additions	Interest expense	Payments	Ending balance	Current	Non-current
		(In thousands of Korean won)
Buildings	₩	379,207	1,413,677	49,021	(855,446)	986,459	742,448	244,011
Vehicles		66,977	24,104	3,356	(39,052)	55,385	27,259	28,126
Total	₩	446,184	1,437,781	52,377	(894,498)	1,041,844	769,707	272,137

D.	Lease-related expenses

Expenses relating to short-term leases and leases of low-value assets for the year ended December 31, 2025 are as follows:

		2025
		(In thousands of Korean won)
Short-term lease expenses	₩	47,086
Low-value asset lease expenses		22,532
Total	₩	69,618

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

E.	Cash outflows for leases

Total cash outflows related to leases for the year ended December 31, 2025 are as follows:

		2025
		(In thousands of Korean won)
Lease payments – buildings	₩	806,425
Lease payments – vehicles		35,696
Interest paid on lease liabilities		52,377
Short-term lease expenses		47,086
Low-value asset lease expenses		22,532
Total	₩	964,116

17. Net Defined Benefit Liability

A.	Defined Benefit Plan

The Group operates a defined benefit retirement plan for employees who meet certain eligibility requirements. Under this plan, employees receive a lump-sum payment at the time of retirement based on the average salary of the final three months and the length of service provided. The Group is exposed to investment risk, interest rate risk, and salary risk under this plan.

The most recent actuarial valuation of the defined benefit obligation was performed by an external actuary in January 2026. The present value of the defined benefit obligation, together with the related current service cost and past service cost, has been measured using the projected unit credit method.

i.	The principal actuarial assumptions used as of December 31, 2025 are as follows:

December 31, 2025
Discount rate	3.39 ~ 4.49%
Expected salary increase rate	4.57 ~ 5.00%

ii.	The components recognized in the consolidated statement of financial position arising from the Group’s obligations in relation to the defined benefit retirement plan as of December 31, 2025 are as follows:

		December 31, 2025
		(In thousands of Korean won)
Present value of defined benefit obligation	₩	12,065,236
Fair value of plan assets		(11,209,013)
National pension conversion fund		(1,389)
Net defined benefit liability	₩	854,834

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

iii.	Changes in the net defined benefit liability for the year ended December 31, 2025 are as follows:

		2025
		Defined Benefit Obligation	Plan Assets	National Pension Contributions	Net Defined Benefit Liability
		(In thousands of Korean won)
Beginning balance	₩	10,784,741	(10,065,703)	(1,389)	717,649
Recognized in profit or loss:		-	-	-	-
Current service cost		1,263,382	-	-	1,263,382
Interest cost (interest income)		302,014	(282,755)	-	19,259
Subtotal		1,565,396	(282,755)	-	1,282,641
Remeasurements recognized in other comprehensive income:		-	-	-	-
Return on plan assets (excluding amounts included in interest)		-	(66,272)	-	(66,272)
Actuarial gains and losses arising from changes in financial assumptions		129,360	-	-	129,360
Actuarial gains and losses arising from experience adjustments		367,178	-	-	367,178
Subtotal		496,538	(66,272)	-	430,266
Benefits paid:		-	-	-	-
Benefits paid		(786,227)	1,105,717	-	319,490
Transfers to/from related parties		4,788	-	-	4,788
Contributions		-	(1,900,000)	-	(1,900,000)
Ending balance	₩	12,065,236	(11,209,013)	(1,389)	854,834

Amounts recognized in profit or loss for the year ended December 31, 2025 are included in employee benefits expense in the statement of comprehensive income. Of the amount recognized during the year ended December 31, 2025, Korean won 684,209 thousand is included in cost of sales, with the remaining amount included in selling and administrative expenses.

iv.	The components of the fair value of plan assets as of December 31, 2025 are as follows:

December 31, 2025
(In thousands of Korean won)
Time deposits and others	₩	11,210,401

The investment strategy and policy for plan assets aim to achieve a balance between risk reduction and return enhancement. The objective of minimizing the volatility of assets relative to liabilities is achieved through diversification of assets, partial asset-liability matching strategies, and hedging. In order to reduce the overall volatility of assets relative to liabilities (risk-adjusted) while achieving target returns, the Group invests broadly across various asset classes. The allocation to fixed-income assets is designed to partially match the characteristics of pension liabilities, which are similar to bonds and have long maturities.

During the year ended December 31, 2025, the actual return on plan assets amounted to Korean won 349,026 thousand.

v.	Expenses recognized in relation to defined contribution plans for the year ended December 31, 2025 amounted to Korean won 8,487 thousand.

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

vi.	Sensitivity analysis of the defined benefit obligation to changes in key assumptions for the year ended December 31, 2025 is as follows:

Assumption	Change in Assumption	Increase in Assumption	Decrease in Assumption
Discount rate	1.00%	3.44% decrease	3.74% increase
Salary increase rate	1.00%	3.67% increase	3.45% decrease

The above sensitivity analysis has been determined based on the assumption that all other variables remain constant. The sensitivity of the defined benefit obligation to changes in key actuarial assumptions has been calculated using the same method (projected unit credit method) applied in measuring the defined benefit obligation recognized in the consolidated statement of financial position.

The methods and assumptions used in the sensitivity analysis are consistent with those applied in the prior period.

vii.	Impact of the defined benefit plan on future cash flows

The Group reviews the funding level of the plan on an annual basis and has a policy to make up for any funding shortfall. The expected contributions for the year ending December 31, 2026 amount to Korean won 1,232,019 thousand.

viii.	The maturity analysis of undiscounted pension benefit payments as of December 31, 2025 is as follows:

		December 31, 2025
		Within 1 year	1–2 years	2–5 years	Over 5 years	Total
		(In thousands of Korean won)
Defined benefit obligation	₩	2,901,147	2,659,263	5,968,625	9,701,099	21,230,134

ix.	The weighted average duration of the defined benefit obligation of the Group is as follows:

December 31, 2025
Parent company	3.65 years
Subsidiaries	8.81 years

B.	Other long-term employee benefits

The Group provides monetary benefits to employees with long-term service. These benefits are measured using the same method applied to defined benefit obligations for retirement benefits.

As of December 31, 2025, the present value of the defined benefit obligation related to other long-term employee benefits amounts to Korean won 176,138 thousand and is presented as employee benefits liabilities. Net interest and remeasurement components related to these obligations are recognized in profit or loss.

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Other Liabilities

Details of other liabilities as of December 31, 2025 are as follows:

		December 31, 2025
		(In thousands of Korean won)
Advances received	₩	41,223
Deposits received		9,424
VAT payable		1,405,798
Total	₩	1,456,445

19. Provisions

A.	Details of provisions

Details of provisions as of December 31, 2025 are as follows:

		December 31, 2025
		Current	Non-current
		(In thousands of Korean won)
Restoration provisions	₩	-	173,498
Warranty provisions		430,521	-
Provision for loss on contracts		1,985	-
Mileage provisions		-	-
Total	₩	432,506	173,498

B.	Changes in provisions

Changes in provisions for the year ended December 31, 2025 are as follows:

		2025
		Beginning balance	Additions (reversal)	Interest expense	Ending balance
		(In thousands of Korean won)
Restoration provisions	₩	181,505	(16,982)	8,975	173,498
Warranty provisions		247,270	183,251	-	430,521
Provision for loss on contracts		23,679	(21,694)	-	1,985
Mileage provisions		46,154	(46,154)	-	-
Total	₩	498,608	98,421	8,975	606,004

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. Share capital

A.	Details of share capital

Details of share capital as of December 31, 2025 are as follows:

December 31, 2025
(In thousands of Korean won, shares and Korean won)
Authorized shares		40,000,000 shares
Issued ordinary shares		13,879,521 shares
Par value per share		KRW 500
Share capital	₩	6,939,761

B.	Changes in shares outstanding

There were no changes in the number of shares outstanding for the year ended December 31, 2025 (13,662,476 shares).

21. Other reserves

Composition of Other reserves as of December 31, 2025 is as follows:

		December 31, 2025
		(In thousands of Korean won)
Other paid-in capital
Share premium	₩	9,730,846
Treasury shares		(451,821)
Gain on disposal of treasury shares		529,131
Share options (*)		46,595
Others		581,770
Other components of equity
Changes in equity under the equity method		(401)
Total	₩	10,436,120

(*)	Detailed information on share options is described in Note 32.

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. Accumulated Deficit

A.	Composition of accumulated deficit

Composition of accumulated deficit as of December 31, 2025 is as follows:

		December 31, 2025
		(In thousands of Korean won)
Legal reserve (*)	₩	460,719
Accumulated deficit		(4,807,056)
Total	₩	(4,346,337)

(*)	In accordance with the Korean Commercial Code, the Group is required to appropriate at least 10% of cash dividends for each accounting period as a legal reserve until such reserve reaches 50% of paid-in capital. This reserve may not be used for cash dividends but may be used to offset deficits or be transferred to capital.

B.	Changes in accumulated deficit

Changes in accumulated deficit for the year ended December 31, 2025 are as follows:

		2025
		(In thousands of Korean won)
Beginning balance	₩	(4,809,876)
Remeasurements of defined benefit obligations		(330,591)
Profit for the year		794,130
Ending balance	₩	(4,346,337)

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. Revenue

Revenue from continuing operations for the year ended December 31, 2025 is as follows:

		2025
		(In thousands of Korean won)
Revenue recognized over time	₩
Construction-type contracts		35,137,288
Maintenance contracts		24,241,389
Usage-based contracts		269,440
Other contracts		159,924
Revenue recognized at a point in time
Product contracts		4,863,080
Other contracts		147,121
Total	₩	64,818,242

24. Cost of Sales

Expenses classified as cost of sales from continuing operations for the year ended December 31, 2025 are as follows:

		2025
		(In thousands of Korean won)
Costs recognized over time	₩
Construction-type contracts		28,485,737
Maintenance contracts		17,830,971
Usage-based contracts		325,985
Costs recognized at a point in time
Product contracts		2,588,394
Other contracts		50,009
Total	₩	49,281,096

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. Selling, general and administrative expenses

Selling and administrative expenses for the year ended December 31, 2025 are as follows:

		2025
		(In thousands of Korean won)
Salaries	₩	6,915,126
Retirement benefits		612,759
Employee welfare expenses		1,059,395
Travel expenses		62,694
Entertainment expenses		201,921
Training expenses		40,891
Depreciation		456,685
Service expenses		572,450
Amortization of intangible assets		229,424
Communication expenses		25,662
Taxes and dues		38,243
Vehicle maintenance expenses		84,153
Event expenses		69,231
Research and development expenses		2,168,133
Commission expenses		896,524
Share-based payment expense		(26,345)
Other expenses		1,083,218
Total	₩	14,490,164

26. Finance Income

Finance income for the year ended December 31, 2025 is as follows:

		2025
		(In thousands of Korean won)
Interest income	₩	113,054
Gain on valuation of financial assets at FVTPL		19,796
Total	₩	132,850

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27. Finance Costs

Finance costs for the year ended December 31, 2025 are as follows:

2025
(In thousands of Korean won)
Interest expense	₩	187,577

28. Other income

Other income for the year ended December 31, 2025 is as follows:

		2025
		(In thousands of Korean won)
Foreign exchange gain	₩	105,001
Foreign currency translation gain		5,468
Gain on disposal of property, plant and equipment		27,064
Gain on disposal of right-of-use assets		-
Other income		26,577
Total	₩	164,110

29. Other expenses

Other expenses for the year ended December 31, 2025 are as follows:

		2025
		(In thousands of Korean won)
Foreign exchange loss	₩	100,005
Foreign currency translation loss		2,913
Loss on disposal of property, plant and equipment		7,358
Donations		-
Other expenses		2,276
Total	₩	112,552

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30. Tax expense

A.	Components of income tax expense

Components of income tax expense for the year ended December 31, 2025 are as follows:

		2025
		(In thousands of Korean won)
Current income tax expense	₩	11,015
Deferred tax expense		137,119
Arising from origination and reversal of temporary differences		50,959
Recognized directly in equity		86,160
Income tax expense	₩	148,134

B.	Tax reconciliation

Reconciliation between accounting profit and income tax expense from continuing operations for the year ended December 31, 2025 is as follows:

		2025
		(In thousands of Korean won)
Profit before income tax	₩	1,043,812
Income tax expense at applicable tax rate		174,817
Adjustments:		-
Non-deductible expenses for tax purposes		58,966
Effect of unrecognized temporary differences		(67,711)
Additional tax payments		-
Tax credits		(31,594)
Others (e.g., tax rate differences)		13,656
Subtotal		(26,683)
Income tax expense	₩	148,134
Effective tax rate		14.19%

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

C.	Deferred tax assets and liabilities

Deferred tax assets and liabilities as of December 31, 2025 are as follows:

		December 31, 2025
		(In thousands of Korean won)
Deferred tax assets
To be recovered after 12 months		4,512,415
To be recovered within 12 months		278,694
Subtotal		4,791,109
Deferred tax liabilities
To be settled after 12 months		(2,486,227)
To be settled within 12 months		(22,666)
Subtotal		(2,508,893)
Net deferred tax assets	₩	2,282,216

D.	Changes in deferred tax assets and liabilities

Changes in deferred tax assets (liabilities) recognized in the consolidated statement of financial position for the year ended December 31, 2025 are as follows:

		2025
		Beginning	Changes	Ending
		(In thousands of Korean won)
Deferred tax related to temporary differences:
Defined benefit obligation	₩	159,009	(66,249)	92,760
Allowance for doubtful accounts		156,142	(3,696)	152,446
Property, plant and equipment		99,699	15,802	115,501
Intangible assets		7,798	1,044	8,842
Interest receivable		(113)	79	(34)
Accrued expenses		184,896	79,125	264,021
Financial assets at FVTPL		(27,758)	(7,987)	(35,745)
Investments in subsidiaries		1,143,037	-	1,143,037
Leases		(4,919)	4,753	(166)
Provisions		176,058	(51,229)	124,829
Present value discount on guarantee deposits		3,080	2,267	5,347
Others		(27,869)	41,107	13,238
Subtotal		1,869,060	15,016	1,884,076
Tax loss carryforwards		1,859,942	(16,746)	1,843,196
Tax credit carryforwards	₩	328,097	(1,729)	326,368
Unrecognized deferred tax assets (*)		(1,723,926)	(47,498)	(1,771,424)
Recognized deferred tax assets		2,333,174	(50,958)	2,282,216

(*)	The realizability of deferred tax assets is assessed based on various factors, including the Group’s performance, overall economic conditions, industry outlook, and expected future taxable income.

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

E.	Deferred tax recognized in equity

Deferred tax recognized directly in equity for the year ended December 31, 2025 is as follows:

		2025
		Before Tax	Tax Effect	After Tax
		(In thousands of Korean won)
Remeasurements of defined benefit obligations	₩	(430,266)	86,160	(344,105)

F.	Unrecognized deferred tax assets

Significant temporary differences for which deferred tax assets have not been recognized as of December 31, 2025 are as follows:

		December 31, 2025
		(In thousands of Korean won)
Temporary differences	₩	309,044
Temporary differences – allowance for doubtful accounts		686,541
Temporary differences – investments in subsidiaries		5,469,074
Tax loss carryforwards		3,570,131
Tax credit carryforwards		58,190

G.	Expiry of tax losses and tax credits

Expiry of tax loss carryforwards and tax credits for which deferred tax assets have not been recognized as of December 31, 2025 is as follows:

		December 31, 2025
		Tax Loss Carryforwards	Tax Credits
		(In thousands of Korean won)
Over 3 years	₩	3,570,131	58,190

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31. Expenses by nature

Expenses classified by nature for the year ended December 31, 2025 are as follows:

		2025
		Cost of Sales	Selling and administrative expenses (*)	Total
		(In thousands of Korean won)
Changes in inventories and purchases	₩	14,242,834	-	14,242,834
Employee benefits		9,180,670	9,317,868	18,498,538
Employee welfare expenses		1,198,120	1,256,004	2,454,124
Depreciation		770,556	544,465	1,315,021
Amortization of intangible assets		14,656	231,757	246,413
Advertising expenses		-	304,126	304,126
Outsourcing expenses		16,076,231	596,218	16,672,449
Commission expenses		6,985,658	864,423	7,850,081
Others		812,371	1,375,303	2,187,674
Total	₩	49,281,096	14,490,164	63,771,260

32. Share-based Payments

The Group operates share-based payment arrangements for its executives and employees. Share options granted to employees are settled in shares of the Group upon exercise. No consideration is paid or payable by employees when share options are granted. The share options do not carry rights to dividends or voting rights and can be exercised during the exercisable period.

A.	Share-based payment arrangements

Details of share-based payment arrangements as of December 31, 2025 are as follows:

i.	Parent Company

	December 31, 2025
Description	Grant Date	Exercisable Period	Outstanding	Exercise Price	Fair Value at Grant Date	Valuation Method	Settlement
Share options granted to key management - 18th grant (*)	2021.03.24	2024.03.24 ~ 2026.03.23	85,100	3,552	548	Binomial model LSMC model (Least-Squares Monte Carlo)	Equity-settled

(*)	The options become exercisable if the closing price for each of the 10 trading days immediately preceding the commencement date of the exercisable period is equal to or exceeds 130% of the exercise price, or if the closing price for each of 10 consecutive trading days during the exercisable period is equal to or exceeds 130% of the exercise price.

ii.	Subsidiary

	December 31, 2025
Description	Grant Date	Exercisable Period	Outstanding	Exercise Price	Fair Value at Grant Date	Valuation Method	Settlement
Share options granted to executives and employees - 1st grant	2022.03.22	2024.03.22 ~ 2027.03.21	210	710,000	372,192	Binomial model	Equity-settled

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

B.	Valuation assumptions for share options

The valuation techniques and key assumptions used in measuring the fair value of share options granted as of December 31, 2025 are as follows:

i.	Parent Company

Share Options (18th grant)
Share price at grant date	3,520
Risk-free interest rate	1.62%
Expected life	4 years
Expected volatility	46.00%
Expected dividend yield	-

ii.	Subsidiary

Share Options (1st grant)
Share price at grant date	758,800
Risk-free interest rate	2.64%
Expected life	5 years
Expected volatility	51.00%
Expected dividend yield	-

C.	Changes in share options and exercise prices

Changes in the number of share options and the weighted average exercise prices for the year ended December 31, 2025 are as follows:

i.	Parent Company

	Number of Options		Weighted Average Exercise Price
	(In Korean won and number of shares)
Beginning balance	245,442	₩	2,864
Granted	-		-
Expired	(76,400)		3,130
Forfeited	(83,942)		1,923
Ending balance	85,100	₩	3,552

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ii.	Subsidiary

	Number of Options		Weighted Average Exercise Price
	(In Korean won and number of options)
Beginning balance	210	₩	710,000
Forfeited	-		-
Ending balance	210	₩	710,000

D.	Changes in share-based compensation

i.	Parent Company

		2025
		(In thousands of Korean won)
Beginning balance	₩	135,740
Expense recognized		2,395
Forfeited		(28,739)
Expired		(62,801)
Ending balance	₩	46,595

ii.	Subsidiary

2025
(In thousands of Korean won)
Beginning balance	78,160
Expense recognized	-
Forfeited	-
Ending balance	78,160

E.	Outstanding share options

Weighted average exercise price and weighted average remaining contractual life of outstanding share options as of December 31, 2025 are as follows:

i.	Parent Company

December 31, 2025
Weighted average exercise price	3,552
Weighted average remaining contractual life	0.23 years

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ii.	Subsidiary

December 31, 2025
Weighted average exercise price	710,000
Weighted average remaining contractual life	1.22 years

F.	Share-based payment expenses

Share-based payment expenses recognized and to be recognized are as follows:

i.	Parent Company

December 31, 2025
(In thousands of Korean won)
Share-based payment expense recognized during the period	(26,345)
Share-based payment expense to be recognized in future periods	-

ii.	Subsidiary

December 31, 2025
(In thousands of Korean won)
Share-based payment expense recognized during the period	-
Share-based payment expense to be recognized in future periods	-

33. Earnings per Share

A.	Basic Earnings per Share

i.	Basic earnings per share attributable to owners of the parent for the year ended December 31, 2025 are as follows:

		2025
		(In thousands of Korean won, shares)
Profit attributable to owners of the parent	₩	794,130
Weighted average number of ordinary shares outstanding		13,662,476 Shares
Basic earnings per share		KRW 58

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ii.	The weighted average number of ordinary shares outstanding is calculated by weighting the number of ordinary shares issued by the period of time they were outstanding. Details for the year ended December 31, 2025 are as follows:

Period	Number of shares outstanding (*)	Days	Weighted average number of shares
Jan 1, 2025 ~ Dec 31, 2025	13,662,476	365	13,662,476

(*)	Treasury shares of 217,045 shares are excluded.

B.	Diluted Earnings per Share

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding assuming conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares consist of share options. The number of shares is calculated based on the fair value (average market price during the period) of shares that could have been acquired using the proceeds from the exercise of the options, and compared with the number of shares that would be issued upon exercise.

As the share options held by the Group do not have a dilutive effect, basic earnings per share and diluted earnings per share are the same.

34. Financial Instruments

A.	Financial assets and liabilities by category

Carrying amounts of financial assets and financial liabilities by category as of December 31, 2025 are as follows:

		December 31, 2025
		Amortized Cost	Financial assets at fair value through profit or loss	Total
		(In thousands of Korean won)
Financial assets	₩
Cash and cash equivalents		2,295,359	-	2,295,359
Short-term financial instruments		5,837	-	5,837
Trade and other receivables		11,294,244	-	11,294,244
Long-term other receivables		595,593	-	595,593
Financial assets at fair value through profit or loss		-	1,005,980	1,005,980
Total		14,191,033	1,005,980	15,197,013
Financial liabilities
Trade and other payables		7,878,676	-	7,878,676
Total	₩	7,878,676	-	7,878,676

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

B.	Fair value of financial instruments

i.	Management considers that the carrying amounts of financial assets and financial liabilities measured at amortized cost approximate their fair values.

ii.	Fair value hierarchy

The fair value hierarchy categorizes inputs used in valuation techniques into three levels:

(Level 1) Quoted prices (unadjusted) in active markets for identical assets or liabilities

(Level 2) Inputs other than quoted prices included within Level 1 that are observable for the asset or liability

(Level 3) Unobservable inputs for the asset or liability

iii.	Fair value hierarchy of financial instruments measured at fair value as of December 31, 2025 is as follows:

		Level 1	Level 2	Level 3	Total
		(In thousands of Korean won)
Financial assets at fair value through profit or loss	₩	-	625,980	380,000	1,005,980

iv.	Transfers between levels are recognized at the date of the event or change in circumstances that caused the transfer.

C.	Financial assets classified as Level 3

i.	Valuation techniques and significant unobservable inputs are as follows:

	Fair Value	Valuation Technique	Inputs
	(In thousands of Korean won)
Financial assets at fair value through profit or loss
Dandi Hamo Startup Investment Fund No. 1	300,000	Cost approach	-
Busan Regional Innovation TIPS Fund No. 1	80,000	Cost approach	-

ii.	Changes in Level 3 financial assets for the year ended December 31, 2025 are as follows:

		Financial assets at fair value through profit or loss
		(In thousands of Korean won)
Beginning balance	₩	300,000
Additions		80,000
Ending balance	₩	380,000

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

D.	Net gains or losses by category of financial instruments for the year ended December 31, 2025 are as follows:

		2025
		Financial assets at amortized cost	Financial assets at fair value through profit or loss	Financial liabilities at amortized cost	Total
		(In thousands of Korean won)
Interest income	₩	87,437	-	-	87,437
Foreign exchange gain		406	-	104,595	105,001
Foreign currency translation gain		-	-	5,468	5,468
Gain on valuation of FVTPL		-	19,795	-	19,795
Interest expense		-	-	(53,000)	(53,000)
Foreign exchange loss		(644)	-	(99,362)	(100,006)
Foreign currency translation loss	₩	-	-	(2,913)	(2,913)

E.	Risk Management

Risk management is carried out under policies approved by the Board of Directors, with the finance department responsible for identifying, evaluating, and managing financial risks in close cooperation with operating departments.

i.	Capital risk management

The Group manages its capital to ensure that it can continue as a going concern while maximizing returns to shareholders. The capital structure consists of debt and equity, and the debt ratio is used as a key indicator.

		December 31, 2025
		(In thousands of Korean won)
Total liabilities	₩	19,442,641
Total equity	₩	13,507,602
Debt ratio		143.94%

ii.	Market risk

The Group is exposed to financial risks primarily arising from fluctuations in foreign exchange rates and interest rates.

a. Foreign exchange risk

The Group is exposed to foreign exchange risk as it engages in transactions denominated in foreign currencies. The Group regularly measures and monitors its exposure to exchange rate fluctuations.

Foreign currency-denominated assets and liabilities as of December 31, 2025 are as follows:

	December 31, 2025
	Assets (Foreign Currency)	Assets (KRW)	Liabilities (Foreign Currency)	Liabilities (KRW)
	(In thousands of Korean won)
USD	-	-	689,524	989,398

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A 10% increase or decrease in exchange rates would result in a decrease or increase in profit before tax by approximately Korean won 98,940 thousand.

b. Interest rate risk management

The Group is exposed to interest rate risk in relation to deposits and other interest-bearing instruments. Interest rates are periodically reviewed and managed in line with defined risk tolerance levels to ensure optimal risk management strategies.

The impact on profit before tax from a 1% change in interest rates on variable-rate deposits is as follows:

		December 31, 2025
		(In thousands of Korean won)
Increase in interest rates	₩	22,954
Decrease in interest rates		(22,954)

c. Other Price Risk

The Group is exposed to price risk arising from equity instruments. These investments are held for strategic purposes rather than trading, and the Group does not actively trade these investments.

iii.	Credit Risk Management

Credit risk refers to the risk that a counterparty will default on its contractual obligations, resulting in a financial loss to the Group. The Group manages credit risk by transacting only with counterparties of appropriate credit quality and by obtaining sufficient collateral where appropriate.

The Group performs internal credit evaluations and utilizes publicly available financial information and historical transaction data in assessing creditworthiness. Credit exposure and counterparty credit ratings are continuously monitored, and transactions are diversified across approved counterparties. Credit risk is controlled through credit limits that are reviewed and approved annually by the Board of Directors.

iv.	Liquidity risk management

Ultimate responsibility for liquidity risk management rests with the Board of Directors, which establishes appropriate policies for managing short-term and long-term funding and liquidity. The Group manages liquidity risk by maintaining adequate reserves, borrowing facilities, and continuously monitoring forecast and actual cash flows, while matching the maturity profiles of financial assets and liabilities.

The maturity analysis of non-derivative financial liabilities as of December 31, 2025 is as follows. The amounts presented represent undiscounted contractual cash flows (including interest):

		December 31, 2025
		Carrying Amount	Contractual Cash Flows	Within 1 year	Over 1 year
		(In thousands of Korean won)
Trade payables and other payables	₩	7,878,676	7,878,676	7,878,676	-
Lease liabilities		1,041,844	1,170,306	71,433	298,873
Total	₩	8,920,520	9,048,982	8,750,109	298,873

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Group maintains unused borrowing facilities (see Note 37) at an appropriate level and continuously monitors liquidity forecasts to ensure that it does not breach borrowing limits or covenants in meeting operational funding requirements.

The Group has entered into supplier finance arrangements with financial institutions (see Note 14), which have improved its working capital. The financial institutions involved maintain sound financial positions, and the Group does not have a significant concentration of liquidity risk with these institutions.

35. Related parties

A.	List of related parties

The list of related parties as of December 31, 2025 is as follows:

Relationship	Name of entity
Entity exercising significant influence over the Group	Hansol Holdings Co., Ltd. (*1)
Other related parties (*2)	Companies belonging to the Hansol group under the Monopoly Regulation and Fair Trade Act

(*1)	The entity holds more than 20% of the equity interest in the Group and exercises significant influence.
(*2)	These entities are companies within the same large business group as defined under the Monopoly Regulation and Fair Trade Act and are classified as related parties based on substantive relationships in accordance with IAS 24 paragraph 10.

B.	Transactions with related parties

Details of transactions with related parties for the year ended December 31, 2025 are as follows:

Related party	Name of entity	Account		2025
				(In thousands of Korean won)
Entity exercising significant influence over the Group	Hansol Holdings Co., Ltd.	Other expenses	₩	329,130
Other related party	Hansol Technics Co., Ltd.	Other expenses		656
Other related party	Hansol PNS Co., Ltd.	Revenue		1,920
Other related party	Hansol PNS Co., Ltd.	Other income		2,082
Other related party	Hansol PNS Co., Ltd.	Purchases		513,444
Other related party	Hansol PNS Co., Ltd.	Acquisition of intangible assets		53,900
Other related party	Hansol PNS Co., Ltd.	Other expenses		204,762
Other related party	Hansol Cultural Foundation	Other expenses		11,447
Other related party	Hansol Cober Co., Ltd.	Purchases	₩	746,065

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

C.	Account balances with related parties

The balances of receivables and payables to related parties as of December 31, 2025 are as follows:

			December 31, 2025
Related party	Name of entity		Other Receivables	Trade Payables	Other Payables
			(In thousands of Korean won)
Entity exercising significant influence over the Group	Hansol Holdings Co., Ltd.	₩	-	-	42,730
Other related party	Hansol Technics Co., Ltd.		-	-	-
Other related party	Hansol Cultural Foundation		-	-	12,591
Other related party	Hansol Cober Co., Ltd.		-	64,046	47,245
Other related party	Hansol PNS Co., Ltd.		2,082	-	165,052
Total		₩	2,082	64,046	267,618

No allowance for doubtful accounts has been recognized in relation to the above receivables from related parties as of December 31, 2025, and no bad debt expense has been recognized during the year ended December 31, 2025.

D.	Key management personnel compensation

Key management includes registered directors and executives who have the authority and responsibility for planning, directing and controlling the activities of the Group. Compensation for key management personnel for the year ended December 31, 2025 is as follows:

		December 31, 2025
		(In thousands of Korean won)
Short-term employee benefits	₩	829,742
Long-term employee benefits		48
Share-based payment expense		(26,345)
Retirement benefits		102,997
Total	₩	906,442

36. Statement of Cash flows

A.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the year ended December 31, 2025 are as follows:

		2025
		Lease Liabilities	Short-term Borrowings
		(In thousands of Korean won)
Beginning balance	₩	446,184	1,078,296
Changes from financing cash flows		(842,121)	(1,078,296)
Foreign exchange differences		-	-
New lease contracts		1,437,781	-
Termination of lease contracts		-	-
Ending balance	₩	1,041,844	-

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

B.	Significant non-cash investing and financing activities

Significant non-cash investing and financing activities not included in the consolidated statement of cash flows for the year ended December 31, 2025 are as follows:

		2025
		(In thousands of Korean won)
Payables related to acquisition of property and equipment	₩	12,124
Payables related to acquisition of intangible assets		55,990
Acquisition of right-of-use assets		1,461,391
Transfers of inventories		-
Transfers of lease assets		-

37. Contingent Liabilities and Commitments

A.	Litigation

As of December 31, 2025, there are no legal proceedings pending in which the Group is a defendant.

B.	Guarantees Received

Details of payment guarantees provided to the Group by third parties as of December 31, 2025 are as follows:

Guarantor	Currency	Guarantee Amount	Description
Seoul Guarantee Insurance	KRW	194,650	Contract performance guarantees and others
Software Contractors Mutual Aid Association (*)	KRW	8,516,637	Contract performance guarantees and others
KDB Bank	USD	-	P-BOND

(*)	The full amount of the membership contributions has been pledged as collateral, and the guarantee limit as of December 31, 2025 amounts to Korean won 29,629,898 thousand (see Notes 6 and 10).

C.	Commitments with Financial Institutions

Details of commitments entered into by the Group with financial institutions as of December 31, 2025 are as follows:

Financial Institution	Currency	Credit Limit	Amount Drawn	Description
		(In thousands of Korean won and USD)
KDB Bank	KRW	5,000,000	-	Credit line
Shinhan Bank	KRW	3,000,000	-	Credit line
Shinhan Bank	USD	3,000,000	-	USANCE (*)
Hana Bank	KRW	1,000,000	-	Credit line
KB Kookmin Bank	KRW	900,000	-	Credit line
Industrial Bank of Korea	KRW	2,000,000	-	Electronic accounts receivable financing

(*)	This relates to supplier finance arrangements (see Note 14).

HANSOL INTICUBE CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

D.	Shareholders’ Agreement

The Group has entered into a shareholders’ agreement with certain related parties (existing shareholders) in connection with its subsidiary, Stickers Corporation Co., Ltd. Under the agreement, the Group holds pre-emptive rights and tag-along rights on certain shareholders’ equity interests under the same terms and conditions, while certain shareholders hold similar rights with respect to the Group.

E.	Change in Major Shareholder

The largest shareholder of the parent company, Hansol Holdings Co., Ltd., entered into a share purchase agreement on December 19, 2025 to dispose of 34.00% of its ownership interest in the parent company to Playverse Co., Ltd. The transaction was completed on March 10, 2026 (refer to the disclosure titled “Execution of Share Transfer Agreement Accompanied by Change in Largest Shareholder” filed on the Financial Supervisory Service’s electronic disclosure system on December 19, 2025).